

December 16, 2013

<u>Via E-mail</u>
Mr. J. R. Brian Hanna
Chief Financial Officer
Advanced Environmental Recycling Technologies, Inc.
914 N. Jefferson Street
Springdale, AR 72764

   RE: Advanced Environmental Recycling Technologies, Inc.
      Form 10-K for the Year Ended December 31, 2012
      Filed March 15, 2013
      Form 10-K/A for the Year Ended December 31, 2012
      Filed December 13, 2013
      Form 10-Q/A for the Quarter Ended June 30, 2013
      Filed December 13, 2013
      File No. 1-10367

Dear Mr. Hanna:

  We have reviewed your response letter dated December 11, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K/A for the Year Ended December 31, 2012</u>

<u>General</u>

1. We note that you have amended your December 31, 2012 Form 10-K and June 30, 2013 Form 10-Q but did not include Section 302 certifications filed as Exhibit 31. SEC Release 33-8238, which became effective August 14, 2003, requires Section 302 certifications to be filed with any amendment to periodic reports. As such, please file an amendment to your December 31, 2012 Form 10-K/A and June 30, 2013 Form 10-Q/A to include Section 302 certifications filed as Exhibit 31 and Section 906 certifications filed

as Exhibit 32. Please ensure that the certifications refer to the Form 10-K/A or 10-Q/A, as appropriate, and are currently dated.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief